1. Name and Address of Reporting Person
   Melrose, Kendrick B.
   8111 Lyndale Avenue South
   Bloomington, MN 55420-1196
   USA
2. Issuer Name and Ticker or Trading Symbol
   The Toro Company (TTC)
3. IRS or Social Security Number of Reporting Person (Voluntary)
4. Statement for Month/Year
   4/2002
5. If Amendment, Date of Original (Month/Day/Year)
6. Relationship of Reporting Person(s) to Issuer (Check all applicable)
   (X) Director                   ( ) 10% Owner
   (X) Officer (give title below) ( ) Other (specify below)
   Chief Executive Officer & Chai
7. Individual or Joint/Group Filing (Check Applicable Line)
   (X) Form filed by One Reporting Person
   ( ) Form filed by More than One Reporting Person

TABLE I -- Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned
+---------------------------------+----------+-------------+-----------------------------+----------------+-----------+------------+
|1. Title of Security             |2. Trans- |3. Trans-    |4. Securities Acquired (A)   |5. Amount of    |6. Owner-  |7. Nature   |
|                                 |   action |   action    |   or Disposed of (D)        |   Securities   |   ship    |   of In-   |
|                                 |   Date   |   Code      |                             |   Beneficially |   Form:   |   direct   |
|                                 |          |             |                             |   Owned at     |   Direct  |   Bene-    |
|                                 |  (Month/ |             |                             |   End of       |   (D) or  |   ficial   |
|                                 |   Day/   +-------+-----+-----------+------+----------+   Month        |   Indirect|   Owner-   |
|                                 |   Year)  |Code   |V    |Amount     |A/D   |Price     |                |   (I)     |   ship     |
+---------------------------------+----------+-------+-----+-----------+------+----------+----------------+-----------+------------+
Common Stock                       04/01/2002 G       V     -3390 <F1>  D      $0.0000                     D
Common Stock                       04/03/2002 G       V     -47 <F1>    D      $0.0000                     D
Common Stock                       04/10/2002 S             -10000 <F2> D      $62.0500   190677           D
Common Stock                                                                              0                I           Cust of dtr.
                                                                                                                       Velia E.
Common Stock                                                                              0                I           Matching
                                                                                                                       Stock Trustee
Common Stock                                                                              4009.637         I           Held by ESOP
                                                                                                                       Trustee
Common Stock                                                                              5003.859         I           401(k) PLAN
Common Stock                                                                              0                I           Cust. of dtr.
                                                                                                                       Kendra
Common Stock                                                                              113              I           By stepson
Common Stock                                                                              226              I           By
                                                                                                                       grandchildren
Common Stock Units                                                                        19062.885 <F3>   D
Matching Units                                                                            9531.211 <F4>    D
Performance Share Units                                                                   68654.753 <F5>   D

TABLE II -- Derivative Securities Acquired, Disposed of, or Beneficially Owned
+-------------+--------+----------+---------+-----------+---------------------+----------------+----------+--------+-------+-------+
|1.           |2.      |3.        |4.       |5.         |6.                   |7.              |8.        |9.      |10.    |11.    |
|             |        |          |         |           |                     |                |          |Number  |Owner- |       |
|             |        |          |         |           |                     |                |          |of      |ship   |       |
|             |        |          |         |           |                     |                |          |Deriv-  |Form of|       |
|             |        |          |         |           |                     |Title and Amount|          |ative   |Deriv- |       |
|             |        |          |         |           |                     |of Underlying   |          |Secur-  |ative  |Nature |
|             |Conver- |          |         |Number of  |                     |Securities      |          |ities   |Secur- |of     |
|             |sion or |          |         |Derivative |Date Exercisable     +-------+--------+          |Benefi- |ity:   |In-    |
|             |Exercise|          |         |Securities |and Expiration Date  |       |Amount  |          |cially  |Direct |direct |
|             |Price of|Transac-  |Transac- |Acquired(A)|(Month/Day/Year)     |       |or      |          |Owned   |(D) or |Bene-  |
|Title of     |Deriv-  |tion Date |tion Code|Disposed(D)+----------+----------+       |Number  |Price of  |at End  |In-    |ficial |
|Derivative   |ative   |(Month/   +------+--+-----+-----+Date Exer-|Expira-   |       |of      |Derivative|of      |direct |Owner- |
|Security     |Security|Day/Year) |Code  |V |(A)  |(D)  |cisable   |tion Date |Title  |Shares  |Security  |Month   |(I)    |ship   |
+-------------+--------+----------+------+--+-----+-----+----------+----------+-------+--------+----------+--------+-------+-------+

Explanation of Responses:

<F1>
Gift to spouse and reporting person disclaims beneficial ownership of all securities held by spouse, and this report should not be deemed an admission that the reporting person is the benerficial owner of such securities for purposes of Section 16 or for any other purpose.
<F2>
Mr. Melrose sold 10,000 shares in a private transaction with the company.
<F3>
Includes 38.138 Common Stock Units acquired 4/12/02 pursuant to a dividend reinvestment feature of The Toro Company Deferred Compensation Plan for Officers.
<F4>
Includes 19.069 Matching Units acquired 4/12/02 pursuant to a dividend reinvestment feature of The Toro Company Deferred Compensation Plan for Officers.
<F5>
Includes 137.355 Performance Share Units acquired 4/12/02 pursuant to a dividend reinvestment feature of The Toro Company Deferred Compensation Plan for Officers.

SIGNATURE OF REPORTING PERSON
/s/ Kendrick B. Melrose

DATE
05/06/2002